UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________  to  ____________

Commission file number: 0-6233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana 46601

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017, and the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Retirement Committee, Audit Committee and Board of Directors
1st Source Corporation Employee Stock Ownership and Profit Sharing Plan
South Bend, Indiana
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
We have served as the Plan’s auditor since 2015.
Fort Wayne, Indiana
June 28, 2019

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2018	2017
Assets
Noninterest-bearing cash	$489,222	$108,454

Investments at fair value:
Mutual funds	131,543,067	148,704,723
1st Source Corporation common stock	40,647,028	55,727,134
1st Source Bank common trust fund	11,898,993	11,811,933
Total investments at fair value	184,089,088	216,243,790

Receivables:
Trade receivables	142,807	—
Notes receivable from participants	1,066,430	1,107,397
Employer contributions	5,180,549	4,903,706
Total receivables	6,389,786	6,011,103

Total assets	190,968,096	222,363,347

Liabilities
Excess contributions payable	7,795	35,517
Trade payables	—	45,229
Total liabilities	7,795	80,746

Net assets available for benefits	$190,960,301	$222,282,601
See accompanying notes to the financial statements.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions
Investment income:
Net depreciation in fair value of investments	$(20,690,512)
Interest and dividends	3,385,163
(17,305,349)

Interest income on notes receivable from participants	60,041

Contributions:
Employer – cash	4,880,568
Employer – noncash	299,981
Participants	5,620,531
Rollover	341,876
11,142,956

Total	(6,102,352)

Deductions
Benefits paid to participants	25,135,467
Administrative expenses	84,481
Total deductions	25,219,948

Net decrease in net assets available for benefits	(31,322,300)

Net assets available for benefits:
Beginning of year	222,282,601
End of year	$190,960,301

See accompanying notes to the financial statements.

Notes to Financial Statements
Note 1.    Description of the Plan
The following description of the 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) provides general information about the Plan’s provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan offered to all employees of 1st Source Corporation (1st Source) and its subsidiaries who have at least 90 consecutive days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Executive Compensation and Human Resources Committee is responsible for the general administration of the Plan. 1st Source Corporation Retirement Plan Committee is the Plan Administrator. 1st Source Bank is the trustee of the Plan. Swerdlin & Company is the record-keeper of the Plan.
Eligible participants are automatically enrolled in the Plan once they have completed 90 consecutive days of service unless they affirmatively decline to participate. The Plan has an automatic pre-tax deferral of 6% of compensation if a participant does not elect a different compensation deferral percentage.
Contributions
Participants are permitted to defer, through salary deduction, up to 100% of their annual eligible compensation, up to $18,500 in 2018 and $18,000 in 2017, as defined by Internal Revenue Service (IRS) limits. In addition, participants age 50 or older may elect to defer up to an additional $6,000, called catch-up contributions. Effective January 1, 2018, the Plan was amended to permit participant after-tax Roth contributions and catch-up Roth contributions subject to the same IRS limits described above. Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 10 different fund options, one of which is 1st Source common stock.
The Plan provides for the following 1st Source contributions:
Matching Contribution — contribution is discretionary. The first 4% of a participant’s eligible compensation contributed to the Plan is matched 100%, and the next 2% of a participant’s eligible compensation contributed to the Plan is matched 50%.
Fixed Profit Sharing Contribution — an eligible participant will receive 2% of their eligible annual compensation.
Discretionary Profit Sharing Contribution — 1% of 1st Source’s net profit is awarded to eligible participants and determined annually by the Board of Directors.
Regular Contribution — contribution is discretionary and determined annually by the Board of Directors.
All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Corporation Retirement Plan Committee.
Participant Accounts
The Plan provides participants with an Employee Stock Ownership Plan (ESOP) account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account that a participant elected to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.
Each participant’s account is credited with the participant’s contribution and an allocation of (a) 1st Source’s contribution and (b) the Plan’s earnings. Allocations are based on participant compensation, deferred percentage and account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting
Vesting of the 1st Source Employer Contributions, including match, fixed profit sharing, discretionary profit sharing, and regular contributions, is based on years of credited service. A credited year of service is at least 1,000 hours worked in a 12-month period. A participant is 10%, 20%, 40%, 60%, or 100% vested after completing one, two, three, four, or five or more years of credited service, respectively. A participant can also become 100% vested upon reaching early retirement age, normal retirement age, death or disability.
Forfeitures
Upon termination of employment, participants with less than five years of credited service will forfeit their non-vested balances. Forfeitures of non-vested terminated participants’ accounts are used to pay plan expenses and/or offset employer contributions. Unallocated forfeitures amounted to $188,960 and $138,501 as of December 31, 2018 and 2017, respectively. Forfeitures of $84,481 were used to pay Plan expenses for 2018.
Notes Receivable from Participants
Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 2% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed five years but no more than fifteen years.
Payment of Benefits
On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance.
As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, contributions by employees and the employer were closed to the Money Purchase Account and benefits became and remain subject to joint survivor and annuity requirements.
Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options prior to requesting a hardship withdrawal.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.
Plan Termination
Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The financial statements of the Plan are prepared in conformity with United States generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a terminated participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the terminated participant’s vested balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions for the 2018 Plan year to the applicable participants prior to March 15, 2019.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
U.S. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data.
The hierarchy established gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.
The three levels of the fair value hierarchy and its applicability to the Plan’s investments are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 - Quoted prices for similar assets or liabilities or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

•
Level 3 - Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Note 3.    Nonparticipant-Directed Investments
Nonparticipant-directed investments are put into participants’ accounts by the employer (matching contribution, fixed profit sharing contribution, and discretionary profit sharing contribution). Employees do not get to select or direct into which funds or investments the employer contributions are deposited.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2018	2017
Net assets
1st Source Corporation common stock	$434	$502
Mutual funds	46,658,388	51,582,971
1st Source Bank common trust fund	442	444
Total net assets - nonparticipant-directed investments	$46,659,264	$51,583,917

Year Ended December 31, 2018
Changes in net assets
Interest and dividends	$2,548,347
Contributions	4,320,107
Net depreciation in fair value of investments	(4,836,856)
Benefits paid to participants	(6,956,251)
Total changes in net assets - nonparticipant-directed investments	$(4,924,653)
Note 4.    Fair Value Measurements
Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the net asset value (NAV) as reported by the funds on the last business day of the plan year. Common trust funds are valued using the NAV as the practical expedient. The 1st Source Bank Employee Low Risk Fund is designed to deliver safety and stability by preserving principal and accumulating earnings.
Participant-directed redemptions have no restrictions. The fair value of these funds has been estimated based on the fair value of the underlying investments as reported by the issuer of the funds.

The following table summarizes the Plan’s investments that are measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

1st Source Corporation common stock	$40,647,028	$—	$—	$40,647,028
Mutual funds	131,543,067	—	—	131,543,067
Total assets in the fair value hierarchy	172,190,095	—	—	172,190,095
Common trust fund measured at net asset value(1)	—	—	—	11,898,993
Balance at December 31, 2018	172,190,095	—	—	184,089,088

1st Source Corporation common stock	$55,727,134	$—	$—	$55,727,134
Mutual funds	148,704,723	—	—	148,704,723
Total assets in the fair value hierarchy	204,431,857	—	—	204,431,857
Common trust fund measured at net asset value(1)	—	—	—	11,811,933
Balance at December 31, 2017	204,431,857	—	—	216,243,790

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
No transfers between levels occurred during 2018 or 2017.
Note 5.    Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$190,960,301	$222,282,601
Less: Amounts allocated to withdrawing participants	(487,746)	(74,455)
Net assets available for benefits per the Form 5500	$190,472,555	$222,208,146
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018 to the Form 5500:

Benefits paid to participants per the financial statements	$25,135,467
Add: Amounts allocated to withdrawing participants at December 31, 2018	487,746
Less: Amounts allocated to withdrawing participants at December 31, 2017	(74,455)
Benefits paid to participants per the Form 5500	$25,548,758
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.
Note 6.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7.    Related-Party Transactions
The Plan holds units of a common/collective trust fund managed by 1st Source Bank, the trustee of the Plan. The Plan also invests in the common stock of 1st Source. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2018, the Plan received $1,019,266 in common stock cash dividends from 1st Source.
Note 8.    Tax Status
The Plan has received a determination letter from the IRS dated May 2, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan, including amendments made subsequent to receiving the determination letter, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN: 35-1068133	Plan Number: 003

December 31, 2018

	Identity of Issuer, Borrower, Lessor,	Description of			Current
	or Similar Party	Investment		Cost	Value

	Common stock
*	1st Source Corporation	1,007,611	shares	$22,314,804	$40,647,028

	Mutual funds
	Dodge & Cox Income Fund	1,942,927	shares	25,993,256	25,763,205
	Fidelity Contrafund	1,541,410	shares	14,534,672	16,970,924
	Boston Partners All Cap Value Instl	935,048	shares	18,557,165	20,543,012
	Oakmark International Fund	606,655	shares	15,229,191	12,400,020
	Vanguard Wellington Admiral Fund	239,113	shares	15,684,810	15,327,147
	Vanguard 500 Index Fund	126,453	shares	22,500,353	29,266,335
	Sterling Capital Stratton Small Cap Value Fund - I	100,231	shares	6,805,571	6,820,708
	T. Rowe Price Mid-Cap Growth Fund	58,291	shares	4,836,552	4,451,716
				124,141,570	131,543,067
	Common trust funds
*	1st Source Bank Employee Benefit Low Risk Fund	371,844	units	11,473,892	11,898,993

*	Loans to participants	Varying maturity dates through 2033 with interest rates ranging from 5.25% to 7.25%.		—	1,066,430
				$157,930,266	$185,155,518

*	Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

By the Plan Administrator 1st Source Corporation

DATE	June 28, 2019	/s/ DAN H. LIFFERTH
Dan H. Lifferth, Senior Vice President